UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
FLOW INTERNATIONAL CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Washington	91-1104842

(State of incorporation or organization)	(IRS Employer Identification No.)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which each
to be so registered	class is to be registered

Common Share Purchase Rights	The NASDAQ Stock Market Inc.

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑
If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐
Securities Act registration statement file number to which this Form relates:                      (if applicable)
Securities to be registered pursuant to Section 12(g) of the Act: None

INFORMATION REQUIRED IN REGISTRATION STATEMENT
Item 1 Description of Registrant’s Securities to be Registered.
On August 28, 2009, Flow International Corporation (the “Company”) entered into a Rights Agreement dated effective as of September 1, 2009 (as the same may be amended from time to time, the “Rights Agreement”), between the Company and Mellon Investor Services LLC, as Rights Agent (the “Rights Agent”). On August 28, 2009, the Board of Directors of the Company declared a dividend of one common share purchase right (a “Right”) for each outstanding share of common stock, $0.01 par value per share of the Company (the “Common Stock”). The dividend is payable on September 1, 2009 (the “Record Date”), to the shareholders of record on that date. Each Right entitles the registered holder to purchase from the Company one share of Common Stock at a price per share of $18.00 (as the same may be adjusted, the “Purchase Price”). The description and terms of the Rights are set forth in the Rights Agreement.
Until the close of business on the earlier of (i) the tenth day after the first date of a public announcement that a person (other than an Exempted Entity (as defined in the Rights Agreement)) or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 15% or more of the shares of Common Stock then outstanding or (ii) the tenth business day (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) after the date of commencement of, or the first public announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person (other than an Exempted Entity) or group of 15% or more of the shares of Common Stock then outstanding (the earlier of such dates being herein referred to as the “Distribution Date”), the Rights will be evidenced by the certificates representing shares of Common Stock. A Person who beneficially owns more than 15% of the outstanding shares of Common Stock on September 1, 2009 will not be considered an Acquiring Person unless and until such Person acquires beneficial ownership of any additional shares of Common Stock after September 1, 2009 (other than pursuant to a dividend or distribution paid in shares of Common Stock or pursuant to a split or subdivision of the outstanding Common Stock).
The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferable only in connection with the transfer of Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock outstanding as of the Record Date, even without a notation incorporating the Rights Agreement by reference or a copy of this Summary of Rights, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.
The Rights are not exercisable until the Distribution Date. The Rights will expire on September 1, 2019 (the “Final Expiration Date”), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below. The Rights Agreement is effective as of September 1, 2009.

The Purchase Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) upon the grant to holders of the Common Stock of certain rights or warrants to subscribe for or purchase Common Stock at a price, or securities convertible into Common Stock with a conversion price, less than the then-current market price of the Common Stock or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Common Stock) or of subscription rights or warrants (other than those referred to above).
In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right and payment of the Purchase Price, that number of shares of Common Stock having a market value of two times the Purchase Price.
In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the Right, that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent), which number of shares at the time of such transaction will have a market value of two times the Purchase Price.
At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock or the occurrence of an event described in the prior paragraph, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, (or of a share of a similar class or series of the Company’s common stock having similar rights, preferences and privileges) of equivalent value, per Right (subject to adjustment).
With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Common Stock will be issued and in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading day prior to the date of exercise.
At any time prior to the time an Acquiring Person becomes such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.
For so long as the Rights are then redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner. After the Rights are no longer redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights.
Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.
Item 2 Exhibits.
4.1	Rights Agreement, dated as of September 1, 2009, between Flow International Corporation and Mellon Investor Services LLC, as Rights Agent, which includes the Form of Right Certificate as Exhibit A and the Summary of Rights as Exhibit B.

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

FLOW INTERNATIONAL CORPORATION (Registrant)
Date: August 28, 2009	By:	/s/ John S. Leness
John S. Leness
General Counsel and Secretary